UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INNOVATIVE FOOD HOLDINGS, INC.
(Name of Issuer) COMMON STOCK

(Title of Class of Securities)

45772H202
(CUSIP Number)

DENVER J. SMITH
52 CARLSON DRIVE
MILFORD, CT 06460
(405) 830 - 3274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
04/24/17
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45772H202	Page 2 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver J. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
729,067 shares
	8	SHARED VOTING POWER
727,339 shares
	9	SOLE DISPOSITIVE POWER
729,067 shares
	10	SHARED DISPOSITIVE POWER
727,339 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,456,406 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 3 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Donald E. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,000
	8	SHARED VOTING POWER
705,619 shares
	9	SOLE DISPOSITIVE POWER
26,000
	10	SHARED DISPOSITIVE POWER
705,619 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
731,619 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 4 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Richard G. Hill
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
39,300 shares
	8	SHARED VOTING POWER
21,720 shares
	9	SOLE DISPOSITIVE POWER
39,300 shares
	10	SHARED DISPOSITIVE POWER
21,720 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,020 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 5 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Christopher J. Lollar
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
157,842 shares
	8	SHARED VOTING POWER
21,720 shares
	9	SOLE DISPOSITIVE POWER
157,842 shares
	10	SHARED DISPOSITIVE POWER
21,720 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
179,562 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 6 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Samuel N. Jurrens
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
43,800 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
43,800 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,800 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14		TYPE OF REPORTING PERSON
IA, IN

CUSIP No.	45772H202	Page 7 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
73114 Investments, LLC 26-3607132
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
645,619
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
645,619
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,619 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.67%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 8 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Youth Properties, LLC 27-2901108
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,000 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
60,000 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 9 of 14 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Paratus Capital, LLC 46-0672795
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,720 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
21,720 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,720 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
PN

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock of Innovative Food Holdings, Inc., a Florida Corporation (the “Issuer”), whose principal executive offices are located at 26411 Race Track Rd, Bonita Springs, FL 34135.

Item 2.	Identity and Background.

(a)           This Schedule 13D is filed by (i) Denver J. Smith, (ii) Donald E. Smith, (iii) Richard G. Hill, (iv) Christopher J. Lollar, (v) Samuel N. Jurrens, (vi) 73114 Investments, LLC, (vii) Youth Properties, LLC, and (viii) Paratus Capital, LLC who are collectively referred to herein as the “Reporting Persons”.

(b)           The business address for Denver J. Smith is 52 Carlson Drive, Milford, CT, 06460. The address of Donald E. Smith is 6501 Oak Heritage Trail, Edmond, OK, 73025. The address of Richard G. Hill is 8543 Glencrest Lane, Dallas, TX, 75209. The address of Christopher J. Lollar is 2323 McCue Rd, Apt 1005, Houston, TX, 77056. The address of Samuel N. Jurrens is 3109 Robin Ridge Rd, Oklahoma City, OK, 73120. Both 73114 Investments, LLC, and Youth Properties, LLC are located at 6501 Oak Heritage Trail, Edmond, OK, 73025. Paratus Capital, LLC, is located at 52 Carlson Drive, Milford, CT 06460.

(c)           Denver J. Smith is the Chief Investment Officer of 73114 Investments, LLC, he is the Chief Strategy Officer and part owner of Paratus Capital, LLC. 73114 Investments, LLC, and Paratus Capital, LLC, are both primarily in the business of investing in securities. Denver J. Smith is also the Co-Chief Investment Officer and a founding partner of Carlson Ridge Capital, LLC. Carlson Ridge Capital, LLC, is located at 52 Carlson Drive, Milford, CT, 06460. Carlson Ridge Capital, LLC is an investment advisor to hedge funds. Denver J. Smith has shared voting and dispositive power for shares held by Paratus Capital, LLC, 73114 Investments, LLC, and Youth Properties, LLC. Donald E. Smith is the Chief Executive Officer of 73114 Investments, LLC, and he is also the Chief Executive Officer of Youth Properties, LLC. Youth Properties, LLC, is primarily in the business of investing in securities. Donald E. Smith has shares voting and dispositive power for shares held by 73114 Investments, LLC, and Youth Properties, LLC. Richard G. Hill is a Partner at Mckinnon Holdings. He is also part owner and President of Paratus Capital, LLC. He has shared voting and dispositive power for shares held by Paratus Capital, LLC. Christopher J. Lollar is part owner and Chief Executive Officer of Paratus Capital, LLC. Christopher J. Lollar is also employed by Apache Corporation. He has shared voting and dispositive power for shares held by Paratus Capital, LLC. Samuel N. Jurrens is the Co-Chief Investment Officer and a founding partner of Carlson Ridge Capital, LLC. Samuel N. Jurrens is also the Chief Investment Officer of F.I.G Financial Advisory Services, Inc, F.I.G is a Registered Investment Advisor with principal business offices located at 9211 Lake Hefner Parkway, Suite 109, Oklahoma City, OK, 73120. All shares owned by Mr. Jurrens are held in personal accounts, and are not held by any of his or F.I.G.’s advisory clients.

(d)           During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Person have been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            All individuals included in the, “Reporting Persons” group are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Denver J. Smith acquired his 729,067 shares with personal funds for $370,948. 73114 Investments, LLC acquired its 645,619 shares for $451,315 with working capital. Donald J. Smith acquired his directly owned 26,000 shares with personal funds for $17,729. Youth Properties, LLC acquired its 60,000 shares for $60,000 with working capital. Paratus Capital, LLC acquired its 21,720 shares for $10,788.32 with working capital. Of the 39,300 shares owned by Richard G. Hill, 19,300 shares were acquired with personal funds for $8,728, and 20,000 shares were received as a gift. Christopher J. Lollar acquired his directly owned 157,842 shares for $66,205 with personal funds. Samuel N. Jurrens acquired his 43,800 shares with personal funds for $26,474.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their positions in the Shares in the belief that the Shares were undervalued. The Reporting Persons have recently held, and intend on continuing to have discussions with representatives of the Issuer’s management and board of directors relating to capital allocation policies, executive and board member compensation practices, corporate governance, and capital structure. The Reporting Persons may also seek shareholder board representation and to discuss the size and composition of the board.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares of the Issuer in the open market or otherwise; or (ii) dispose of any or all of their securities in the open market or otherwise.

Item 5.	Interest in Securities of the Issuer.

(a)
Please reference pages 2 through 9 of this filing for this information as it pertains to individuals that are part of the filing group.  The Reporting Persons, acting collectively as a group, have beneficial ownership of 1,723,348 shares, or 7.12% of the common shares outstanding of the Issuer based on 24,200,252 shares outstanding as given on the first page of the most recently filed 10-K.

(b)	Please reference pages 2 through 9 of this filing for this information.

(c)	Please see Exhibit B, which has been attached.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

The following has been attached: Exhibit A is a joint filing agreement filed in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), and Exhibit B is a list of all transactions in the Issuer’s securities over the last 60 days made by the Reporting persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2017	/s/ Richard G. Hill
Richard G. Hill

Dated: May 3, 2017	/s/ Samuel N. Jurrens
Samuel N. Jurrens

Dated: May 3, 2017	/s/ Christopher J. Lollar
Christopher J. Lollar

Dated: May 3, 2017	/s/ Donald E. Smith
Donald E. Smith

Dated: May 3, 2017	/s/ Denver J. Smith
Denver J. Smith

Dated: May 3, 2017	Paratus Capital, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Strategy Officer

Dated: May 3, 2017	73114 Investments, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Investment Officer

Dated: May 3, 2017	Youth Properties, LLC

	By:	/s/ Donald E. Smith
Name: Donald E. Smith
Title: Chief Executive Officer

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: May 3, 2017	/s/ Richard G. Hill
Richard G. Hill

Dated: May 3, 2017	/s/ Samuel N. Jurrens
Samuel N. Jurrens

Dated: May 3, 2017	/s/ Christopher J. Lollar
Christopher J. Lollar

Dated: May 3, 2017	/s/ Donald E. Smith
Donald E. Smith

Dated: May 3, 2017	/s/ Denver J. Smith
Denver J. Smith

Dated: May 3, 2017	Paratus Capital, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Strategy Officer

Dated: May 3, 2017	73114 Investments, LLC

	By:	/s/ Denver J. Smith
Name: Denver J. Smith
Title: Chief Investment Officer

Dated: May 3, 2017	Youth Properties, LLC

	By:	/s/ Donald E. Smith
Name: Donald E. Smith
Title: Chief Executive Officer

EXHIBIT B
Transactions In Securities Over The Last 60 Days

Individual/Entity	Date	# Shares	$ Per Share	Total Value
73114 Investments	4/24/17	9,600	$0.599	$5,752.3
73114 Investments	4/24/17	9,600	$0.599	$5,752.3
73114 Investments	4/24/17	17,900	$0.610	$10,919.0
73114 Investments	4/24/17	14,900	$0.615	$9,163.5
73114 Investments	4/24/17	100	$0.610	$61.0
73114 Investments	4/24/17	9,900	$0.620	$6,138.0
73114 Investments	4/24/17	13,500	$0.630	$8,505.0
73114 Investments	4/24/17	9,900	$0.639	$6,321.2
73114 Investments	4/24/17	9,900	$0.639	$6,321.2
73114 Investments	4/25/17	18,400	$0.620	$11,406.2
73114 Investments	4/25/17	14,800	$0.630	$9,324.0
73114 Investments	4/25/17	8,950	$0.630	$5,638.5
73114 Investments	4/25/17	8,900	$0.620	$5,518.0
73114 Investments	4/25/17	1,000	$0.615	$615.0
73114 Investments	4/25/17	1,000	$0.625	$625.0
73114 Investments	4/26/17	24,758	$0.620	$15,350.0
73114 Investments	4/26/17	20,000	$0.605	$12,100.0
73114 Investments	4/26/17	13,800	$0.620	$8,556.0
73114 Investments	4/26/17	14,042	$0.607	$8,516.5
73114 Investments	4/28/17	15,800	$0.600	$9,480.0
73114 Investments	5/1/17	6,000	$0.589	$3,535.2
73114 Investments	5/1/17	20,000	$0.600	$11,998.0
73114 Investments	5/1/17	30,000	$0.590	$17,700.0
73114 Investments	5/1/17	15,000	$0.590	$8,850.0
73114 Investments	5/2/17	10,570	$0.600	$6,340.9
73114 Investments	5/2/17	10,000	$0.599	$5,990.0
Samuel N. Jurrens	4/25/17	21800	$0.610	$13,298.0
Samuel N. Jurrens	5/1/17	2000	$0.593	$1,185.8
Samuel N. Jurrens	5/3/17	912	$0.590	$538.1
Samuel N. Jurrens	5/3/17	19088	$0.600	$11,452.8
Denver J. Smith	5/2/17	4300	$0.590	$2,537.0
Denver J. Smith	5/2/17	22300	$0.590	$13,157.0
Denver J. Smith	5/2/17	15000	$0.600	$9,000.0
Denver J. Smith	5/2/17	13500	$0.600	$8,100.0
Denver J. Smith	5/2/17	5900	$0.590	$3,481.0
Denver J. Smith	5/3/17	4500	$0.600	$2,700.0
Denver J. Smith	5/3/17	10000	$0.591	$5,905.0
Denver J. Smith	5/3/17	2700	$0.595	$1,606.5
Denver J. Smith	5/3/17	27000	$0.600	$16,200.0
Denver J. Smith	5/3/17	3000	$0.598	$1,794.0